Exhibit (a)(61)

PRESS RELEASE

SEMBCORP ANNOUNCES THE WAIVER AND SATISFACTION OF CERTAIN CONDITIONS

TO THE TENDER OFFER

SINGAPORE, June 30, 2010 – Sembcorp Industries Ltd (Sembcorp) today announces that certain of the conditions to the tender offer (the “Offer”) by its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (Sembcorp Utilities), for all of the issued and outstanding common shares (“Shares”) of Cascal N.V. (Cascal) (NYSE: HOO), a New York Stock Exchange-listed company and leading provider of water and wastewater service, set forth in the Offer to Purchase filed on May 21, 2010 (the “Offer to Purchase”), have been waived or satisfied, clearing the way for the consummation of the Offer, subject to the satisfaction of the remaining conditions to the Offer. The Offer is scheduled to expire at 5:00 p.m. New York City time on Thursday, July 8, 2010 (unless extended).

As indicated in the Offer to Purchase, the Offer is conditioned on, among other things, (i) Cascal not issuing or authorising or agreeing to the issuance of, any shares of its capital stock or any other security convertible therein, or exchangeable or exercisable therefor; (ii) the clearance of the transactions (the “Transactions”) contemplated by the Offer and the Tender Offer and Stockholder Support Agreement (the “Tender Offer and Stockholder Support Agreement”) entered into on April 26, 2010, among Sembcorp Utilities, Biwater Investments Ltd. and Biwater Holdings Limited (“Biwater”), including the separation of Biwater’s and Cascal’s U.K. pension schemes (collectively, the “Schemes”), from the U.K. Pensions Regulator (the “Pensions Regulator”) having been given on terms that are reasonably acceptable to Sembcorp Utilities; (iii) all consents or approvals required to be obtained from any third party in connection with the Tender Offer and Stockholder Support Agreement, the Offer and the consummation of the Transactions contemplated thereby being obtained (including Waterloo Industrial Limited (Waterloo), the minority shareholder in The China Water Company Limited, not objecting to the new ultimate controller of Cascal or any necessary waivers and consents of Waterloo being obtained) and (iv) any material approval, authorization, clearance, license, order, confirmation, consent, exemption, grant, permission, recognition and/or waiver necessary for the making or implementation of the Offer or consummation of the Transactions which is required to be obtained from a governmental authority of any jurisdiction in which the Company or any of its subsidiaries or associated companies carries on business having been obtained during the Offer period.

As indicated in the Offer to Purchase, on or about April 27, 2010, Michael Wager, a non-executive director, resigned from Cascal’s board of directors to assume an advisory and spokesperson role for Cascal in connection with the Offer (the “Consultancy”) and, in connection with such Consultancy, Cascal entered into an agreement with an affiliate of Mr. Wager, through which Mr. Wager, is providing consulting services, pursuant to which Mr. Wager would receive an annual salary of US$1,040,000 and 200,000 restricted Shares in the Company (the “Restricted Shares”). The issuance of the Restricted Shares has resulted in the failure of condition (i) set forth above. Sembcorp Utilities has decided to waive the failure of condition (i) set forth above insofar as and to the extent it relates to the issuance of the Restricted Shares.

With regard to the condition to the Offer that clearance be given from the Pensions Regulator on terms that are reasonably acceptable to Sembcorp Utilities, on June 8, 2010, the Pension Regulator issued a letter stating that in its opinion, there is no proposed detriment to the Schemes as a result of the Transactions and therefore a pension clearance for the separation of the Schemes is not required. This response from the Pensions Regulator is acceptable to Sembcorp Utilities and, accordingly, Sembcorp Utilities has decided to waive condition (ii) set forth above.

On June 29, 2010, Waterloo executed a waiver letter, in satisfaction of condition (iii) set forth above, as it relates to Waterloo.

On June 15, 2010, Cascal filed a merger notification with the South African Competition Commission (the “Commission”) and on June 29, 2010, the Commission issued its opinion unconditionally approving the proposed transaction, in satisfaction of condition (iv) set forth above, as it relates to clearance from the Commission.

Except for the waiver of the conditions to the Offer set forth herein, all other terms and conditions of the Offer remain unchanged. As of the date hereof, we are not aware of any facts or circumstances that would cause the failure of any of the conditions to the Offer on the Expiration Date, however, there can be no assurance that if facts or circumstances change, all of the conditions to the Offer will be satisfied on the Expiration Date. As of the close of business on June 29, 2010, approximately 25,438,427 Shares have been tendered into and not withdrawn from the Offer (representing approximately 82.6% of the outstanding Shares, based on 30,781,343 Shares reported by Cascal to be issued and outstanding as of June 25, 2010, including 17,868,543 Shares held by Biwater Investments Ltd., the majority stockholder of Cascal).

As the Offer and withdrawal rights are scheduled to expire at 5:00 p.m. New York City time on Thursday, July 8, 2010 (unless extended), Sembcorp urges Cascal’s stockholders to accept the Offer as soon as possible.

Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Sembcorp with the U.S. Securities and Exchange Commission (“SEC”) on May 21, 2010. The solicitation of offers to buy common shares of Cascal is only being made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents. Cascal shareholders are strongly advised to read the tender offer statement and the solicitation/recommendation statement regarding the tender offer as they contain important information, including the various terms of, and conditions to, the tender offer.

Investors and stockholders may obtain free copies of these statements and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission’s website at www.sec.gov. Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885. The tender offer will expire at 5:00 p.m. New York City time on July 8, 2010, unless extended in the manner set forth in the Offer to Purchase. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

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For media and analysts queries please contact:

For Singapore: Ng Lay San (Ms) Vice President Group Corporate Relations	Fock Siu Ling (Ms) PR Counsel Group Corporate Relations DID: +65 6723 3152
DID: +65 6723 3150 Email: ng.laysan@sembcorp.com	Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore Kreab Gavin Anderson DID: +65 6339 9110 Email: ylim@kreabgavinanderson.com

For US: Richard A. Mahony (Mr) Managing Partner, New York Kreab Gavin Anderson DID: +1 (212) 515 1960 Email: rmahony@kreabgavinanderson.com	For UK: Natalie Biasin (Ms) Associate Director, London Kreab Gavin Anderson DID: +44 (0) 20 7074 1864 Email: nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 5,200 megawatts of power capacity and over four million cubic meters of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, the UK, China, India, Vietnam, the UK, Oman and the UAE.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic meters per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralized water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimize liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralized water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.